

EXHIBIT B:
FINANCIAL STATEMENTS





AVIANA HOLDINGS INC.

I, Vanaja V. Ragavan, MD certify that:

(1) the financial statements of Aviana Holdings, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Aviana Holdings, Inc. included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

……………………………
Vanaja V. Ragavan, MD
President and CEO

1

6555 SANGER ROAD, SUITE 200, ORLANDO, FL 32827

AVIANA MOLECULAR TECHNOLOGIES, LLC and ARIXA ANIMAL DIAGNOSTICS, INC.
Combined Financial Statements for the Years Ended December 31, 2018 and 2017
(unaudited)

INDEX TO COMBINED FINANCIAL STATEMENTS

The accompanying notes are an integral part of the combined financial statements.

AVIANA MOLECULAR TECHNOLOGIES, LLC and ARIXA ANIMAL DIAGNOSTICS, INC.
COMBINED BALANCE SHEETS
(unaudited)

	December 31, 2018		December 31, 2017	
Assets:				
Current assets				
Cash and cash equivalents	$	6,885	$	31,316
Prepaid expenses and other current assets		108,397		24,846
Total current assets		115,282		56,162
Property and equipment, net		433		1,493
Intangible assets, net		107,434		121,015
Other assets		-		2,054
Total assets	$	223,149	$	180,724
Liabilities and Stockholders' and Members' Deficit:				
Current liabilities				
Accounts payable	$	281,753	$	244,737
Accrued liabilities		139,270		39,621
Related party advances		75,000		75,000
Total current liabilities		496,023		359,358
Long term liabilities				
Convertible debt		-		10,000
Total liabilities		496,023		369,358
Commitments and contingencies (Note 5)				
Stockholders' and members' deficit:				
Members' equity		5,485,500		4,572,135
Common stock, $0.001 par value; 2,750,000 shares authorized, 2,258,446 and 2,258,446 issued and outstanding as of December 31, 2018 and 2017, respectively		2,259		2,259
Additional paid-in capital		343,726		343,726
Accumulated deficit		(6,104,359)		(5,106,754)
Total stockholders' and members' deficit		(272,874)		(188,634)
Total liabilities and stockholders' and members' deficit	$	223,149	$	180,724

The accompanying notes are an integral part of these combined financial statements.

AVIANA MOLECULAR TECHNOLOGIES, LLC and ARIXA ANIMAL DIAGNOSTICS, INC.
COMBINED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017
(unaudited)

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Revenues, net	$ 33,600	$ 52,036
Cost of goods sold	-	-
Gross profit	33,600	52,036
Operating expenses:		
General and administrative	1,048,114	1,376,843
Sales and marketing	1,104	1,694
Research and development	77,384	509,697
Total operating expenses	1,126,602	1,888,234
Loss from operations	(1,093,002)	(1,836,198)
Other income (expense):		
Interest expense	(4,353)	(405)
Other income (expense)	99,750	78
Total other income (expense)	95,397	(327)
Loss before provision for income taxes	(997,605)	(1,836,525)
Provision for income taxes	-	-
Net loss	$ (997,605)	$ (1,836,525)

The accompanying notes are an integral part of the combined financial statements.

AVIANA MOLECULAR TECHNOLOGIES, LLC and ARIXA ANIMAL DIAGNOSTICS, INC.
COMBINED STATEMENTS OF STOCKHOLDERS' AND MEMBERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017
(unaudited)

	Members' Equity Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' and Members' Deficit
Balance, December 31, 2016	$ 3,662,053	-	$ -	$ -	$ (3,270,229)	$ 391,824
Conversion of convertible debt	-	-	-	-	-	-
Common shares issued for cash	-	2,089,681	2,090	342,207	-	344,297
Members' units issued for cash	909,000	-	-	-	-	909,000
Issuance costs	(8,000)	-	-	-	-	(8,000)
Stock-based compensation - option vesting	9,082	-	-	-	-	9,082
Common shares issued for services	-	168,765	169	1,519	-	1,688
Net loss	-	-	-	-	(1,836,525)	(1,836,525)
Balance, December 31, 2017	4,572,135	2,258,446	2,259	343,726	(5,106,754)	(188,634)
Conversion of convertible debt and accrued interest	15,000	-	-	-	-	15,000
Conversion of accrued salary to member units	211,000	-	-	-	-	211,000
Members' units issued for cash	365,000	-	-	-	-	365,000
Stock-based compensation - option vesting	322,365	-	-	-	-	322,365
Net loss	-	-	-	-	(997,605)	(997,605)
Balance, December 31, 2018	$ 5,485,500	2,258,446	$ 2,259	$ 343,726	$ (6,104,359)	$ (272,874)

The accompanying notes are an integral part of the combined financial statements.

AVIANA MOLECULAR TECHNOLOGIES, LLC and ARIXA ANIMAL DIAGNOSTICS, INC.
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017
(unaudited)

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (997,605)	$ (1,836,525)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,060	2,321
Amortization	32,593	15,083
Stock-based compensation	322,365	10,770
Changes in operating assets and liabilities:		
Accounts receivable	-	41,629
Prepaid expenses and other current assets	(83,551)	21,605
Accounts payable	248,016	206,973
Accrued liabilities	104,649	(15,796)
Deferred revenue	-	(52,036)
Net cash used in operating activities	(372,473)	(1,605,976)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payment for intangible assets	(19,012)	(131,214)
Deposits and other	2,054	(369)
Net cash used in investing activities	(16,958)	(131,583)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party advances	-	75,000
Repayment of convertible debt	-	(50,000)
Proceeds from sale of members' units	365,000	909,000
Proceeds from sale of common stock	-	344,297
Payment of issuance costs	-	(8,000)
Net cash provided by financing activities	365,000	1,270,297
Decrease in cash and cash equivalents	(24,431)	(467,262)
Cash and cash equivalents, beginning of year	31,316	498,578
Cash and cash equivalents, end of year	$ 6,885	$ 31,316
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 3,609	$ 19,253
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Conversion of convertible note and accrued interest	$ 15,000	$ -
Conversion of accrued salary to member units	$ 211,000	$ -

The accompanying notes are an integral part of the combined financial statements.

1. Nature of Business and Operations

Aviana Molecular Technologies, LLC ("Aviana"), was organized in the state of Delaware on May 8, 2009. Arixa Animal Diagnostics, Inc. ("Arixa"), a Delaware corporation, was incorporated on March 24, 2017. Aviana and Arixa are collectively referred to as the "Company". Aviana is a point of care diagnostic company developing a miniaturized, smartphone-enabled platform for first-level point-of-care diagnostics, allowing rapid detection of infections anywhere and everywhere. Arixa owns the exclusive rights for use of this technology in veterinary diagnostics.

2. Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars.

Principles of Consolidation

The combined financial statements include the accounts of Aviana and Arixa for all years presented. All significant intercompany transactions have been eliminated in the consolidation. Aviana and Arixa, are presented as combined due to common ownership of each entity and due to the pending transaction further described below.

Subsequent to December 31, 2018, Aviana Holdings, Inc. was incorporated. The Company is in the process of executing agreements with its existing equity owners such that they will be issued ownership in Aviana Holdings, Inc. in exchange for their existing ownership in Aviana and Arixa, respectively. Upon execution of these agreements, Aviana and Arixa will become wholly owned subsidiaries of Aviana Holdings, Inc.

Going Concern

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. The Company has limited revenue producing activities and has sustained losses since inception. As of December 31, 2018, the Company has a negative working capital of approximately $381,000 and has negative cash flows from operations. These factors raise substantial doubt regarding the Company to continue as a going concern. To date, management has funded its operations through selling equity securities and issuance of notes payable. The ability of the Company to continue as a going concern is dependent on the Company generating cash from the sale of equity and/or obtaining debt financing and attaining future profitable operations; however, there can be no assurance the Company will be successful in these efforts.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: recession, technological changes, credit risk, and changes to regulations governing the Company's industry. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's combined financial condition and the results of its operations.

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses at the date and for the periods that the combined financial statements are prepared. On an ongoing basis, the Company evaluates its estimates, including those related to provisions for doubtful accounts, long-lived and intangible assets, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could materially differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purposes of the combined statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally on the straight-line method over the estimated useful life of each type of asset which ranges from three to five years. Leasehold improvements are depreciated over the life of the asset or the corresponding lease agreement, whichever is shorter. Major improvements are capitalized, while expenditures for repairs and maintenance are expensed when incurred. Upon retirement or disposition, the related costs and accumulated depreciation are removed from the accounts, and any resulting gains or losses are credited or charged to income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. There were no impairments during the years ended December 31, 2018 and 2017.

Intangible Assets

Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Intangible assets as of December 31, 2018 and 2017 consist largely of capitalized patent related licensing, filing, and legal costs totaling $155,805 and $136,793, respectively. These are being amortized over the estimated useful life of the patent or the patent term, whichever is shorter. Accumulated amortization as of December 31, 2018 and 2017 was $48,371 and $15,778, respectively. Amortization expense for the years ended December 31, 2018 and 2017 was $32,593 and $15,083, respectively.

Revenue Recognition

The Company recognizes revenues from services provided when (a) persuasive evidence that an agreement exists; (b) the products or services has been delivered or completed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Grant Revenue

Revenue from grant revenue is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expense. Grant revenue was $33,600 and $52,036 for the years ended December 31, 2018 and 2017, respectively. Management believes the loss of such revenues will have a material effect on the Company's operations.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. We expense these costs as incurred.

Income Taxes

Aviana has elected to be treated as a partnership for tax purposes. The members of this entity separately account for the entity's items of income, deduction, losses, and credits. Therefore, these combined statements do not include a provision for federal income taxes for this entity. Deferred tax assets and liabilities are not deemed significant because of the flow through nature of income and losses of the entity to their members.

Aviana is subject to tax examination by the Internal Revenue Service for the 2016 through 2018 years, and currently does not have any ongoing income tax examinations.

Arixa files income tax returns as a corporation for U.S federal income tax purposes and in Delaware. The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates that are applicable in a given year.

Arixa is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions ("tax contingencies"). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company includes interest and penalties related to tax contingencies in the provision for income taxes in the combined statements of operations. Management of the Company does not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

Stock-Based Compensation

The Company accounts for stock options issued to employees under Accounting Standards Codification ("ASC") 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock or equity award on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

3.   Property and Equipment

Property and equipment consisted of the following:

	December 31, 2018		December 31, 2017	
Equipment	$	19,782	$	19,782
Office equipment and furniture		5,665		5,665
Less: Accumulated depreciation		(25,014)		(23,954)
	$	433	$	1,493

Depreciation expense totaled $1,060 and $2,321 for the years ended December 31, 2018 and 2017, respectively.

4.   Debt

From time to time, Aviana issues notes convertible into membership interests. The proceeds from the notes are used for operations. The notes incur interest at a rate of 6% per annum and are due at the earlier of the closing of a qualified financing or 36 months from issuance. Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells its equity securities for aggregate proceeds of at least $3,000,000. In such instance the notes and interest thereon are convertible at 80% (20% discount) of the price paid per share of the new securities in the qualified offering. The Company also has the sole option to convert the notes at the then current-pre-money valuation of the Company assuming a minimum $5,000,000 pre-money valuation of the Company.

During the year ended December 31, 2018, the Company converted $10,000 principal and $5,000 in accrued interest into members' equity. During the year ended December 31, 2017, the Company repaid $50,000 in principal. As of December 31, 2018 and 2017, a total of $0 and $10,000 in Aviana convertible notes were outstanding.

5.   Commitments and Contingencies

The Company is currently not involved with or knowledgeable of any pending or threatening litigation against the Company or any of its officers.

6.   Stockholders' and Members' Deficit

Aviana

As of December 31, 2018 and 2017, the Company has authorized three classes of member units – Class A Units, Class B Units, and Class C Units. Class A Units have all rights of the members as well as voting rights. Class B Units have all rights of the members except voting rights. Class C Units are considered "profit interests" and are to be granted to individuals for services rather than for capital contributions. Class C Units do not carry voting rights or the rights to receive distributions. There are no limits on the number of units the Board of Directors is authorized to issue.

During the years ended December 31, 2018 and 2017, the Company received $365,000 and $909,000, respectively, for the sale of additional membership interests.

During the year ended December 31, 2018, the Company's Chief Executive Officer converted $211,000 of accrued salary into additional membership interests.

See Note 4 for additional equity transactions.

Arixa

As of December 31, 2018 and 2017, the Company is authorized to issue 2,750,000 shares of common stock with a par value of $0.001.

During the year ended December 31, 2017, the Company issued 2,089,681 shares of common stock for approximately $334,000 in proceeds.

During the year ended December 31, 2017, the Company issued 168,765 shares of common stock with a value of $1,688 for consulting services. The shares were valued on the date of issuance as the performance commitment was complete. The Company used the stock price of common stock sold for cash noted above to value the shares of common stock.

Options - Aviana

In 2016, our Board of Directors adopted the Aviana Molecular Technologies, LLC 2016 Unit Plan (the "2016 Plan"). The 2016 Plan provides for the grant of equity awards to employees, and consultants, including units and unit purchase rights to purchase membership interests in the Company. The 2016 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2018 and 2017, the Company granted 211,065 and 5,000 options under the 2016 Plan to various advisors and employees, respectively. The granted options had an exercise price of $6.4462, expire in ten years, and ranged from 100% immediate vesting, to vesting over a three-year period. The options were valued using the Black-Scholes pricing model with the range of inputs as indicated below:

Expected life (years)	5-6
Risk-free interest rate	2.54%-3.00%
Expected volatility	40%-41%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.
The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies' common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's equity securities have enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of its units by looking at a market approach which takes into consideration the value of development to date and subscriber base.

The Company recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

A summary of the Company's options activity and related information is as follows:

	Number of Shares	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2016	154,334	$	6.45	
Granted	5,000		6.45	
Exercised	-		-	
Cancelled	(5,000)		6.45	
Outstanding as of December 31, 2017	154,334		6.45	
Granted	211,065		6.45	
Exercised	-		-	
Cancelled	(63,385)		6.45	
Outstanding as of December 31, 2018	302,014	$	6.45	8.43
Exercisable at December 31, 2018	291,007	$	6.45	8.41

Option expense for the years ended December 31, 2018 and 2017 was $322,365 and $9,082, respectively. The Company will recognize the remaining value of the options through 2021 as follows:

2019	$	26,134
2020		17,431
2021		726
	$	44,291

<u>Options – Arixa</u>

In connection with the sale of common stock during the year ended December 31, 2017, the Company issued 231,694 options to several of the investors as part of their investment. These options were immediately vested and a ten-year life from the date of grant. Of these options, 101,194 contain an exercise price of $0.01 and 130,500 contain an exercise price of $2.14. The exercise price corresponds to the price paid by the investors for the common stock. The variables used in the Black-Scholes calculation were similar to those disclosed under the 2016 Plan disclosed above, with the exception that the contractual date was used for expected life. The value of the options is both an increase and decrease to additional paid-in capital as a cost of equity, for a net zero effect. As of December 31, 2018 and 2017, 231,694 and 231,694 options were outstanding and exercisable with a weighted average remaining contractual life of 8.58 years as of December 31, 2018.

<u>Warrants - Aviana</u>

In connection with a round of financing during the year ended December 31, 2016, the Company issued warrants with membership units as part of the investment. These warrants were immediately vested, have a strike price of $0.01 per share and a ten-year life from the date of grant. The variables used in the Black-Scholes calculation were similar to those disclosed under the 2016 Plan disclosed above, with the exception that the contractual date was used for expected life. The value of the options is both an increase and decrease to members' equity as a cost of equity, for a net zero effect. As of December 31, 2018 and 2017, 80,973 and 80,973 warrants were outstanding and exercisable with a weighted average remaining contractual life of 7.92 years as of December 31, 2018.

7.   Related Party Transactions

During the year ended December 31, 2017, the Company received advances totaling $75,000 from three related parties, for which the proceeds were used for operations. The advances are due on demand and do not incur interest. As of December 31, 2018 and 2017, the net balance due on these advances were $75,000 and $75,000, respectively.

See Note 6 for additional related party transactions.

8.   Income Taxes

The Company does not currently have a tax liability to the federal government due to historical losses.

The Company's net deferred tax assets at December 31, 2018 and 2017 are approximately $81,000 and $74,000, respectively, which primarily consist of net operating loss carryforwards. As of December 31, 2018, and 2017, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine would more likely than not be realized. During the years ended December 31, 2018 and 2017, the Company valuation allowance increased by approximately $7,000 and $74,000 respectively.

At December 31, 2018, the Company had federal net operating loss carry forwards of approximately $384,000. The federal net operating losses expire on various dates through 2038. The difference between the effective tax rate and the stated federal tax rate of 21% is primarily due to a full valuation allowance on the net deferred tax assets.

9.   **Subsequent Events**

Subsequent to December 31, 2018, the Company received $50,000, for the sale of additional membership interests. In addition, the Company's Chief Executive Officer contributed additional amounts totaling approximately $43,000 to fund operations.

On March 1, 2019, the Company entered into a one-year lease for lab and office space, which was amended on August 1, 2019. Under the terms of the amended agreement, the Company is to pay monthly rent of $3,515 for the period from March 2019 to July 2019, and then $2,019 per month from August 2019 through the end of the lease term in March 2020.

See Note 2 for additional subsequent events as it pertains to a pending exchange agreement for shares and unit interests of the Company.

The Company has evaluated events subsequent to December 31, 2018 and through December 12, 2019 and has determined that no events, other than those disclosed above, have occurred that would materially affect the combined financial statements above.